Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2015

Subject to adoption at the Annual General Meeting of Shareholders on May 24, 2016.

Chairman of the General Meeting

Company Information	2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Reports	5

Management Commentary	7

Statement of Profit or Loss and Other Comprehensive Income	16

Statement of Financial Position	17

Statement of Changes in Equity – Consolidated	18

Statement of Changes in Equity – Parent Company	19

Cash Flow Statement	20

Notes to the Financial Statements	21

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 36 94 44 86

Fax: +45 36 94 40 10

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

James I. Healy

Jan Møller Mikkelsen

Martin Olin

Jonathan T. Silverstein

Rafaèle Tordjman

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2015.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2015 and of their financial performance and cash flows for the financial year January 1 to December 31, 2015.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, April 14, 2016

Executive Board

Jan Møller Mikkelsen

Chief Executive Officer

Board of Directors

Michael Wolff Jensen	Albert Cha	James I. Healy
Chairman

Jan Møller Mikkelsen	Martin Olin	Jonathan T. Silverstein

Rafaèle Tordjman

Independent Auditor’s Reports	5

Independent Auditor’s Reports

To the owners of Ascendis Pharma A/S

Report on the consolidated financial statements and parent financial statements

We have audited the consolidated financial statements and parent financial statements of Ascendis Pharma A/S for the financial year 2015, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including the accounting policies, for the Group as well as the Parent. The consolidated financial statements and parent financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

Management’s responsibility for the consolidated financial statements and parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the consolidated financial statements and parent financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing and additional requirements under Danish audit regulation. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and parent financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements and parent financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatements of the consolidated financial statements and parent financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements and parent financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as the overall presentation of the consolidated financial statements and parent financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Independent Auditor’s Reports	6

Opinion

In our opinion, the consolidated financial statements and parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2015 and of the results of their operations and cash flows for the financial year 2015 in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

Statement on the management commentary

Pursuant to the Danish Financial Statements Act, we have read the management commentary. We have not performed any further procedures in addition to the audit of the consolidated financial statements and parent financial statements.

On this basis, it is our opinion that the information provided in the management commentary is consistent with the consolidated financial statements and parent financial statements.

Copenhagen, April 14, 2016

Deloitte

CVR no. 33963556

Statsautoriseret Revisionspartnerselskab

Jens Sejer Pedersen	Flemming Larsen
State Authorized	State Authorized
Public Accountant	Public Accountant

Management Commentary	7

Management Commentary

Group Chart

Consolidated Key Figures

	2015	2014	2013	2012	2011
	EUR’000
	IFRS	IFRS	IFRS	IFRS	DK-GAAP
Revenue	8,118	13,983	20,408	15,583	2,597
Operating Profit / (Loss)	(41,825)	(11,989)	5,279	1,513	(11,508)
Finance Income / (Expenses)	8,251	1,649	(574)	(228)	(562)
Profit / (Loss) for the Year	(32,922)	(9,658)	4,079	1,250	(12,072)
Cash and Cash Equivalents	119,649	50,167	19,430	14,535	15,628
Total Assets	131,774	58,671	26,700	25,405	22,749
Equity	120,329	45,810	6,301	1,556	16,852
Investment in Property, Plant & Equipment	1,039	405	1,195	291	835
Return on Equity (%)	(39,6)	(37.1)	103.8	139.7	(60.0)
Equity Ratio (%)	91,3	78.1	23.6	6.1	74.1

Following the Group’s conversion to IFRS with a transition date of January 1, 2012, the figures for 2011 in the table above are not fully comparable to the figures for 2012 through 2015. In accordance with the requirements under the Danish Financial Statements Act, the figures for 2011 have not been converted to IFRS but are disclosed as reported under Danish Generally Accepted Accounting Policies (DK-GAAP). All figures for 2015, 2014, 2013 and 2012 are reported in accordance with IFRS. Comparative figures for 2011 have been translated to EUR using the exchange rate between Danish Kroner, DKK, and Euros, EUR, as of December 31, 2013 of 7.4603.

Primary Activity

Ascendis Pharma (“the Group”) is a clinical stage biopharmaceutical company applying its TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules.

Management Commentary	8

Our TransCon technology enables us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Conventional prodrugs are inactive, or significantly less active, forms of a parent drug that are designed to be activated only after undergoing transformation in the body, for example when enzymes cleave the parent drug from a prodrug molecule. Our TransCon technology transiently links an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily up to half-yearly. TransCon prodrugs may offer safety, efficacy and tolerability advantages over the original parent drug and as compared to other technologies used to extend drug residence time in the body. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

The Group includes the enterprises Ascendis Pharma A/S (“the Parent Company”) (headquartered in Copenhagen, Denmark), that owns 100% of its subsidiaries, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Osteoarthritis Division A/S, Ascendis Pharma Circulatory Diseases Division A/S (all 4 companies also located in Copenhagen, Denmark), Ascendis Pharma GmbH in Heidelberg, Germany and Ascendis Pharma, Inc. in Palo Alto, USA. Ascendis Pharma GmbH carries out the Group’s research and development activities in its laboratories in Heidelberg, whereas Ascendis Pharma, Inc. is focused on monitoring and evaluating market opportunities. The Danish subsidiaries are focused on biopharmaceutical development of products within their respective divisions. The Group has an international and experienced management team, research and development staff and Board of Directors.

Management believes that the expertise at the three sites creates a continuum from discovery to clinical development and commercialization that facilitates rapid product development.

During the year, the Group has increased its number of employees to 78 compared to 55 at the end of 2014. In order to attract and maintain highly skilled managers and employees, the Group offers a competitive remuneration package and participation in the Group’s warrant programs.

Development in Activities and Finances - Consolidated

Throughout 2015, the Group continued to advance and strengthen its product pipeline, finishing the year with an internal pipeline containing product candidates in the fields of endocrinology, circulatory diseases and osteoarthritis, and a pipeline of partnered product candidates focused in the fields of diabetes and ophthalmology.

We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In July 2015, we announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. We released the full data set for the Phase 2 pediatric study in October 2015 at the annual meeting of the European Society for Pediatric Endocrinology, and intend to initiate a Phase 3 pediatric study of TransCon hGH in mid-2016. As currently planned, this pivotal study will be a 12-month, parallel-group study evaluating a single dose of TransCon hGH versus daily injections of growth hormone, and will be primarily conducted in centers across Europe and North America. We believe a single Phase 3 study will support regulatory approval of TransCon hGH in Europe and the US. We are also developing a pen device with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies.

Management Commentary	9

We are also developing TransCon Treprostinil for the treatment of PAH, a life-threatening disease characterized by elevated blood pressure in the pulmonary arteries. TransCon Treprostinil is designed as a once-daily self-administered subcutaneous injection, offering the same efficacy as continuously infused prostacyclins with a safer and improved tolerability profile. TransCon Treprostinil is expected to offer significant advantages as compared to currently infused prostacyclin therapies, including minimizing injection site pain and the risk of bloodstream infection. In April 2015 we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma Treprostinil levels in line with expectations. However, Treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile. We are conducting additional research on new product formulations of TransCon Treprostinil and plan to resume clinical development when product improvements to mitigate current limitations have been addressed.

In addition to our proprietary programs, we have formed multi-product collaborations with leading biopharmaceutical companies on market-leading products and in therapeutic categories of strategic importance to our collaboration partners. These collaborations are with Sanofi in the field of diabetes and with Genentech in the field of ophthalmology.

We maintain an intellectual property portfolio comprising approximately 57 issued patents and more than 200 patent applications as of December 31, 2015, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Revenue

Consolidated revenue for the year ended December 31, 2015 was €8.1 million, a decrease of €5.9 million, or 42%, compared to €14.0 million for the year ended December 31, 2014. This change was primarily driven by a decrease of €3.2 million in revenue from our collaboration with United Therapeutics as a result of the collaboration ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €2.5 million due to fewer services rendered by us under our collaboration, whereas revenue from our collaboration with Genentech decreased by €0.2 million compared to the same period in 2014.

As of December 31, 2015, we had deferred income of €3.1 million arising from collaboration agreements compared to €7.9 million as of December 31, 2014. This deferred income will be recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Consolidated research and development costs were €40.5 million for the year ended December 31, 2015, an increase of €20.8 million, or 106%, compared to €19.7 million for the year ended December 31, 2014. This change was primarily attributable to an increase of €16.6 million in external costs associated with our Phase 2 TransCon hGH pediatric study, manufacturing costs and preparation for our Phase 3 study, and continued development of

Management Commentary	10

our pen device. External costs associated with our other proprietary product candidates increased by €1.7 million, primarily related to our TransCon Treprostinil project, which we assumed after termination of our collaboration with United Therapeutics in 2014. Personnel costs increased by €1.2 million and recruiting costs increased by €0.7 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, supplies, and consultancy services allocated to research and development increased by €0.6 million. Research and development costs included non-cash share-based payment of €0.7 million for the year ended December 31, 2015, compared to €0.3 million for the year ended December 31, 2014.

General and Administrative Expenses

Consolidated general and administrative expenses were €9.4 million for the year ended December 31, 2015, an increase of €3.1 million, or 50%, compared to €6.3 million for the year ended December 31, 2014. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. This increase is primarily due to an increase in personnel costs of €1.9 million for additional administrative personnel and more resources being allocated to general and administrative functions, and increases in other costs such as investor relation activities, facility costs, traveling and insurance totaling €1.2 million reflecting the growth of the organization and the increasing requirements of operating as a publicly traded company. General and administrative expenses included non-cash share-based payment of €1.0 million for the year ended December 31, 2015 and €0.9 million for the year ended December 31, 2014.

Finance Income and Finance Expenses

Consolidated finance income increased by €9.1 million to €11.0 million for the year ended December 31, 2015 compared to €1.9 million for the year ended December 31, 2014. Consolidated finance expenses increased by €2.6 million to €2.8 million for the year ended December 31, 2015 compared to €0.2 million for the year ended December 31, 2014. On a net basis, net finance income was €8.3 million for the year ended December 31, 2015, a net increase of €6.7 million compared to net finance income of €1.6 million for the year ended December 31, 2014. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. dollars and Euro. We maintained the funds from our series D financing in November 2014 and IPO in February 2015 in U.S. dollars for a portion of the first quarter of 2015, generating a significant exchange rate gain. At the end of March 2015, we converted approximately $90 million to Euros and British Pounds, thereby realizing a significant exchange rate gain and reducing our exposure to exchange rate fluctuations, as these cash positions more closely reflect the currencies in which we expect to incur the majority of our future expenses. We attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Result for the Year

Tax on consolidated result for the year was a tax benefit of €0.7 million for the year ended December 31, 2015, which was in line with the tax benefit for the year ended December 31, 2014. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2015, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.8 million. The tax on profit for the year ended December 31, 2015 further comprised tax provisions of €0.2 million related to our subsidiary in Germany and a tax credit of €0.1 million related to our subsidiary in the United States.

Management Commentary	11

At December 31, 2015 and 2014, we had net deferred tax assets of €14.1 million and €7.0 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward partly offset by a decrease in the tax value of deferred income. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Result for the Year

Consolidated net loss for the year ended December 31, 2015 was €32.9 million, or €1.39 per share (basic and diluted), compared to a consolidated net loss of €9.7 million, or €0.85 per share (basic and diluted) for the year ended December 31, 2014. The results are in line with Management’s expectations based on the level of activity during the year.

Cash flows from/(used in) Operating Activities

Consolidated cash flows used in operating activities for the year ended December 31, 2015 was €43.5 million compared to €18.4 million for the year ended December 31, 2014. The net loss for the year ended December 31, 2015 was €32.9 million, which was partially offset by non-cash charges of €0.6 million for depreciation and €1.7 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €8.2 million and net tax income of €0.7 million, were reversed. The net change in working capital of €4.6 million primarily comprised a €4.8 million decrease in deferred income and a net increase in deposits, prepayments and receivables of €3.2 million, partly offset by an increase in trade payables and other payables of €3.4 million. We received income taxes of €0.7 million for the year ended December 31, 2015.

Cash Flows used in Investing Activities

Consolidated cash flows used in investing activities for the year ended December 31, 2015 of €1.0 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility, and new office space in Denmark and in the United States.

Cash Flows from / (used in) Financing Activities

Consolidated cash flows from financing activities for the year ended December 31, 2015 of €105.7 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May, June, August and September 2015 in which we received €4.3 million.

Development in Activities and Finances – Parent Company

The Parent Company generated revenue for the year ended December 31, 2015 of €7.8 million compared to €13.1 million for the year ended December 31, 2014. The change was primarily driven by a decrease of €3.2 million in revenue from our collaboration with United Therapeutics as a result of the collaboration ending at June 30, 2014 and a decrease of €2.5 million in revenue from our collaboration with Sanofi due to fewer services rendered by us. Revenue from services rendered to our subsidiaries increased by €0.4 million.

Research and development costs in the Parent Company were €17.3 million for the year ended December 31, 2015, an increase of €4.6 million, or 36%, compared to €12.7 million for the year ended December 31, 2014. This change was primarily attributable to an increase of €2.9 million in services purchased from our subsidiaries, an increase of €1.0 million in personnel costs and an increase of €0.5 million in recruiting costs, due to an increase in the number

Management Commentary	12

of employees in research and development functions. General costs such as rent and facility costs, supplies, and consultancy services allocated to research and development increased by €0.6 million, whereas external costs associated with our proprietary product candidates decreased by €0.4 million.

General and administrative expenses in the Parent Company were €6.1 million for the year ended December 31, 2015, an increase of €1.7 million, or 39%, compared to €4.4 million for the year ended December 31, 2014. This increase reflects the growth of the organization and the increasing requirements of operating as a publicly traded company.

Finance income in the Parent Company increased by €9.6 million to €11.5 million for the year ended December 31, 2015 compared to €1.9 million for the year ended December 31, 2014. Finance expenses in the Parent Company increased by €2.5 million to €2.9 million for the year ended December 31, 2015 compared to €0.4 million for the year ended December 31, 2014. On a net basis, net finance income in the Parent Company was €8.6 million for the year ended December 31, 2015, a net increase of €7.1 million compared to net finance income of €1.5 million for the year ended December 31, 2014. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. dollars and Euro.

The Parent Company realized a net loss for the year ended December 31, 2015 of €6.1 million, or €0.26 per share (basic and diluted), compared to a net loss of €1.7 million, or €0.15 per share (basic and diluted) for the year ended December 31, 2014. The results are in line with Management’s expectations based on the level of activity during the year.

Parent Company cash flows used in operating activities for the year ended December 31, 2015 was €47.7 million compared to €18.0 million for the year ended December 31, 2014. The net loss for the year ended December 31, 2015 was €6.1 million, which was partially offset by non-cash charges of €0.2 million for depreciation and €1.1 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €8.6 million and net tax income of €0.8 million, were reversed. The net change in working capital of €34.3 million primarily comprised a €32.2 million increase in receivables from group enterprises, and a €3.3 million decrease in payables to group enterprises. Other elements of the working capital contributed positively by a net amount of €1.2 million.

Parent Company cash flows used in investing activities for the year ended December 31, 2015 of €0.3 million was related to the acquisition of equipment for our new office space.

Parent Company cash flows from financing activities for the year ended December 31, 2015 of €105.7 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May, June, August and September 2015 in which we received €4.3 million.

Capital Resources and Going Concern

As of December 31, 2015, the Group had cash and cash equivalents totaling €119.6 million compared to €50.2 million as of December 31, 2014. On February 2, 2015, we announced the closing of our initial public offering of 6,900,000 American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market under the symbol “ASND”. Each ADS represents one ordinary share of Ascendis Pharma A/S and was priced at $18.00 per ADS. The 6,900,000 ADSs included the exercise in full by the underwriters of their option to purchase additional ADSs. Net proceeds from the offering was $111.5 million, equivalent to approximately €101.4 million at such date, after deduction of underwriting discounts, commissions and offering expenses.

Management Commentary	13

The annual report has been prepared assuming that the Group is a going concern.

Uncertainty Relating to Recognition and Measurement

When preparing the Group’s annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Unusual Circumstances

The Group’s financial statements for 2015 are not affected by any unusual circumstances.

Particular Risks

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platforms. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Exposure

The Group conducts its business across Europe and the United States and has suppliers in many countries. The Group conducts its business in various currencies, including EUR, USD, GBP and DKK, and is therefore subject to risks arising from fluctuations in currency rates. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

As the Group is financed through equity and has no external debt, the risk arising from fluctuations in interest rates is significantly lower compared to companies carrying large interest-bearing debt.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Intellectual Capital Resources

The Group is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Group’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

Management Commentary	14

The skills, knowledge, experience and motivation of the Group’s employees are essential to the continued development and success of the companies within the Group. The employees of the Group are highly educated and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Group’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Social Responsibility

The Group is focused on social responsibility through the development of new products that can improve the treatment of diseases to the benefit of many patients. The Group is conducting its business in a responsible way, ensuring safe products but also ensuring the safety of our employees while working on product development. Special focus is placed on pre-clinical and clinical safety, areas in which our activities may have a significant impact. We comply with all relevant laws, standards and guidelines and maintain high ethical standards across the organization. Further, Management is focused on ensuring a motivating and inspiring workplace for employees.

Environmental Performance

The Group’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Events after the Balance Sheet Date

No events have occurred after the balance sheet date that would influence the evaluation of this annual report.

Outlook

The Group is a clinical stage biopharmaceutical company. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time.

We expect that our operating expenses may increase over the next several years as we expand our research and development, product discovery and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future. Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

Management Commentary	15

It is expected that the Group’s cash requirements related to the Group’s operations will rise concurrently with the progress of the Group’s clinical trials. To ensure appropriate capitalization of the Group, Management evaluates the Group’s financing needs along with available financing options on an ongoing basis.

Financial Statements	16

Statement of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Consolidated		Parent
	Notes	2015	2014	2015	2014
		(EUR’000)
Revenue	4,5	8,118	13,983	7,785	13,132
Research and development costs	6	(40,528)	(19,698)	(17,274)	(12,666)
General and administrative expenses	6	(9,415)	(6,274)	(6,090)	(4,443)

Operating profit/(loss)		(41,825)	(11,989)	(15,579)	(3,977)
Finance income	7	11,048	1,877	11,530	1,885
Finance expenses	7	(2,797)	(228)	(2,892)	(418)

Profit/(loss) before tax		(33,574)	(10,340)	(6,941)	(2,510)
Tax on profit/(loss) for the year	8	652	682	801	823

Net profit/(loss) for the year		(32,922)	(9,658)	(6,140)	(1,687)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(14)	(14)	—	—

Other comprehensive income/(loss) for the year, net of tax		(14)	(14)	—	—

Total comprehensive income/(loss) for the year, net of tax		(32,936)	(9,672)	(6,140)	(1,687)

Profit/(loss) for the year attributable to owners of the Company		(32,922)	(9,658)	(6,140)	(1,687)

Total comprehensive income/(loss) for the year attributable to owners of the Company		(32,936)	(9,672)	(6,140)	(1,687)
Basic and diluted earnings/(loss) per share		(1.39)	(0.85)	(0.26)	(0.15)

Weighted average number of shares used for calculation (basic and diluted)		23,766,783	11,406,929	23,766,783	11,406,929

Financial Statements	17

Statement of Financial Position as of December 31

		Consolidated		Parent
	Notes	2015	2014	2015	2014
	(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495	376	564
Property, plant and equipment	10	2,355	1,874	258	8
Investments in group enterprises	11	—	—	9,950	9,345
Receivables from group enterprises		—	—	50,912	17,402
Deposits		270	140	134	28

		6,120	5,509	61,630	27,347

Current assets
Trade receivables		1,064	1,292	59	487
Receivables from group enterprises		—	—	25	501
Other receivables		338	210	173	7
Prepayments		3,819	620	138	480
Income taxes receivable		784	873	787	823
Cash and cash equivalents		119,649	50,167	112,743	46,948

		125,654	53,162	113,925	49,246

Total assets		131,774	58,671	175,555	76,593

Equity and liabilities
Equity
Share capital	12	3,374	2,272	3,374	2,272
Other reserves	13	5,678	3,979	5,710	3,997
Retained earnings		111,277	39,559	152,773	54,273

Total equity		120,329	45,810	161,857	60,542

Current liabilities
Trade payables and other payables		8,373	4,956	4,636	3,756
Payables to group enterprises		—	—	8,837	11,870
Deferred income	14	3,072	7,905	225	425

		11,445	12,861	13,698	16,051

Total liabilities		11,445	12,861	13,698	16,051

Total equity and liabilities		131,774	58,671	175,555	76,593

	Notes
Summary of Significant Accounting policies	2
Critical accounting judgments and key sources of estimation uncertainty	3
Commitments and contingencies	15
Financial risk management and financial instruments	16
Related party transactions	17
Ownership	18

Financial Statements	18

Statement of Changes in Equity – Consolidated as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2013	1,448	(57)	2,776	2,134	6,301

Profit/(loss) for the year	—	—	—	(9,658)	(9,658)
Other comprehensive income/(loss), net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(9,658)	(9,672)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Profit/(loss) for the year	—	—	—	(32,922)	(32,922)
Other comprehensive income/(loss), net of tax	—	(14)			(14)

Total comprehensive income/(loss)	—	(14)	—	(32,922)	(32,936)
Share-based payment (Note 6)	—	—	1,713	—	1,713
Capital increase	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Financial Statements	19

Statement of Changes in Equity – Parent Company as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2013	1,448	(53)	2,776	8,877	13,048

Profit/(loss) for the year	—	—	—	(1,687)	(1,687)

Total comprehensive income/(loss)	—	—	—	(1,687)	(1,687)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(53)	4,050	54,273	60,542

Profit/(loss) for the year	—	—	—	(6,140)	(6,140)
Other comprehensive income/(loss), net of tax	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	(6,140)	(6,140)
Share-based payment (Note 6)	—	—	1,713	—	1,713
Capital increase	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(53)	5,763	152,773	161,857

Financial Statements	20

Cash Flow Statement for the year Ended December 31

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(32,922)	(9,658)	(6,140)	(1,687)
Reversal of finance income	(11,048)	(1,877)	(11,530)	(1,885)
Reversal of finance expenses	2,797	228	2,892	418
Reversal of tax charge	(652)	(682)	(801)	(823)
Adjustments for:
Share-based payment	1,713	1,274	1,108	499
Depreciation and amortization	558	504	194	198
Changes in working capital:
Deposits	(130)	(108)	(106)	(2)
Trade receivables	228	413	428	(487)
Receivables from group enterprises	—	—	(32,185)	(9,189)
Other receivables	(128)	(210)	(166)	(7)
Prepayments	(3,199)	(556)	342	(430)
Trade payables and other payables	3,403	2,622	880	2,514
Payables to group enterprises	—	—	(3,294)	(2,087)
Deferred income	(4,833)	(9,565)	(200)	(4,589)

Cash flows generated from/(used in) operations	(44,213)	(17,615)	(48,578)	(17,557)

Finance income received	13	182	12	404
Finance expenses paid	(6)	(171)	(2)	(393)
Income taxes received / (paid)	740	(799)	837	(409)

Cash flows from/(used in) operating activities	(43,466)	(18,403)	(47,731)	(17,955)

Investing activities
Acquisition of property, plant and equipment	(1,039)	(405)	(255)	(6)

Cash flows used in investing activities	(1,039)	(405)	(255)	(6)

Financing activities
Capital increase	114,138	48,096	114,138	48,096
Cost of capital increase	(8,396)	(189)	(8,396)	(189)

Cash flows from/(used in) financing activities	105,742	47,907	105,742	47,907

Increase/(decrease) in cash and cash equivalents	61,237	29,099	57,756	29,946

Cash and cash equivalents at January 1	50,167	19,430	46,948	15,546
Effect of exchange rate changes on balances held In foreign currencies	8,245	1,638	8,039	1,456

Cash and cash equivalents at December 31	119,649	50,167	112,743	46,948

Notes to the Financial Statements	21

Notes to the Financial Statements

Note 1 - General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company applying its TransCon technology to develop a pipeline of therapeutics with best-in-class profiles addressing unmet medical needs. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “Ascendis,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of its registered office is Tuborg Boulevard 5, DK-2900 Hellerup.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depository Shares representing the Company’s ordinary shares, under the symbol “ASND” in the United States on the NASDAQ Global Select Market.

The Company’s board of directors approved these consolidated financial statements on April 14, 2016.

Note 2 - Summary of Significant Accounting Policies

The consolidated financial statements of the Group and the financial statements of the Parent Company are presented in Euros and are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements and parent financial statements are described in detail below. Unless otherwise stated, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Changes in Accounting Policies

The accounting policies are consistent with those of the previous year.

The consolidated financial statements and the parent financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company and the Group has adequate resources to continue in operational existence for the foreseeable future. Thus we continue to adopt the going concern basis of accounting in preparing the financial statements.

Retrospective Effect of Bonus Share Issuance

All share and per share data in the consolidated financial statements and parent financial statements give retrospective effect to a bonus issue of shares in the ratio of 3:1 of the Company’s authorized, issued and

Notes to the Financial Statements	22

outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings, also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the warrants.

Recognition and Measurement

Assets are recognized in the statement of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statement of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the statement of financial position date are considered at the time of recognition and measurement.

Income is recognized in the statement of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all entities over which the parent company has control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the entities listed in Note 11.

Consolidation Principles

Our subsidiaries are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

When necessary, adjustments are made to the financial statements of our subsidiaries to conform their accounting policies to our accounting policies. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full upon consolidation.

Foreign Currency

On initial recognition, transactions in currencies other than an individual company’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Exchange differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets, inventories and other non-monetary assets purchased in foreign currencies and measured on the basis of historical cost are translated at the transaction date exchange rate.

Notes to the Financial Statements	23

When subsidiaries that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, the statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Goodwill is considered as belonging to the relevant enterprise acquired and is translated using the exchange rate at the balance sheet date. Exchange differences arising out of the translation of foreign entities’ balance sheet items at the beginning of the year using the balance sheet date exchange rates as well as out of the translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange differences arising out of changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which control of the enterprise is actually acquired.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition consideration for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. If the final determination of the consideration is conditional upon one or several future events, they are recognized at fair value thereof at the time of acquisition. Costs that are attributable to the acquisition of the enterprise are recognized in profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Revenue

Our revenue currently comprises up-front payments and service fees from research, development and commercialization agreements. Our collaboration agreements comprise elements of up-front license fees, milestone payments based on development and sales and royalties based on product sales. In addition, our collaboration agreements contemplate our involvement in the ongoing research and development of our partnered product candidates, for which we are separately remunerated for the services we render.

As a general principle, revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer, and that we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple

Notes to the Financial Statements	24

activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the two years ended December 31, 2015 and 2014, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of account. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

If we are entitled to reimbursement from our collaborators for specified research and development expenses and/or entitled to payments for specified research and development services that we provide, we determine whether the research and development funding would result in collaborative revenues or an offset to research and development expenses. Where the payment is for specific research and development services that are to be accounted for as collaborative revenue, such revenue is recognized when such services are provided. Where such payments are not to be considered to be collaborative revenue but are considered to be reimbursements for external expenses incurred, the reimbursements are offset against research and development costs.

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

Revenue is measured at fair value of the consideration received or receivable. Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party and discounts.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, personnel costs, the cost of premises, the cost of obtaining and maintain our intellectual property portfolio, and the depreciation of assets used in research and development activities. Personnel costs consist of salaries, benefits and share-based payments.

Government grants received to cover expenses incurred are recognized in research and development costs.

Research costs are recognized in the statement of profit or loss in the period to which they relate. Development costs are recognized in the statement of profit or loss when incurred if the criteria for capitalization have not been met.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss in the period to which they relate.

General and Administrative Expenses

General and administrative expenses comprise salaries, share-based payment, and other staff costs including pensions, office supplies, cost of premises, and depreciation and amortization related to administrative activities. General and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Notes to the Financial Statements	25

Government Grants

Government grants are recognized when there is reasonable assurance that the conditions underlying the grants have been met and that the grant will be received. Government grants to cover expenses incurred are recognized in profit or loss proportionally over the periods during which the related expenses are recognized in profit or loss. The grants are off-set against the expenses incurred and thus reduce our research and development costs.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date.

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new grant is substituted for the cancelled grant, and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction grants are treated equally.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, the interest portion related to finance lease contracts and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Dividend from equity investments is recognized when unconditional entitlement to such dividend arises. This is typically the date at which the general meeting adopts the distribution of dividends from the relevant enterprise.

Notes to the Financial Statements	26

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. At every balance sheet date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be used.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the consolidated level.

Notes to the Financial Statements	27

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Internal development projects on clearly defined and identifiable products and processes are recognized as intangible assets if it is probable that the product, or the process, will generate future economic benefits for the Group and the development costs of each asset can be measured reliably. Other development costs are recognized as costs in profit or loss as incurred.

On initial recognition, development costs are measured at cost. The cost of development projects comprises cost such as salaries and amortization that are directly attributable to the development projects and are needed to complete the projects, reckoned from the time at which the development project first meets the specific criteria for being recognized as an asset. See the section above on research and development costs.

If the intangible assets’ carrying amounts exceed their recoverable amount, they are written down to their recoverable value. See section below on impairment losses.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be put into operation. For assets held under finance leases, cost is the lower of the asset’s fair value and net present value of future lease payments.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis of depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

Notes to the Financial Statements	28

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the statements of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Equity Interests in Group Enterprises

In the separate financial statements of the Parent Company, equity interests in Group enterprises are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates.

Equity interests are written down to the lower of recoverable amount and carrying amount, which is further described below in the section on impairment losses.

Impairment

Property, plant and equipment, finite-lived intangible assets and investments in Group enterprises are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units), which for goodwill represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise trade receivables and other receivables. Receivables are classified as loans and receivables constituting financial assets with fixed or determinable payments that are not listed on an active market and are not derivative financial instruments.

On initial recognition, receivables are measured at fair value and, subsequently, at amortized cost, usually equaling nominal value less a provision for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable and recognized using an allowance account.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at fair value.

Notes to the Financial Statements	29

Shareholders’ Equity

The share capital comprises the nominal amount of the Parent Company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Translation reserves include exchange rate adjustments of equity investments in our Group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Provisions

Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values.

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet, allocated between non-current and current liabilities. Each lease payment is separated between an interest element, recognized as a financial expense, and a reduction of the lease liability.

Assets held under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Lease payments on operating leases are recognized on a straight-line basis in profit or loss over the term of the lease.

Total commitment under operating leases is disclosed in the notes to the financial statements.

Other Financial Liabilities

Other financial liabilities comprise trade payables, payables to public authorities and accrued expenses.

On initial recognition, other financial liabilities are measured at fair value less any transaction costs. Subsequently, these liabilities are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the statement of profit or loss as a financial expense over the term of the liability.

Deferred Income

Deferred income comprises income received for recognition in subsequent financial years. Deferred income typically arises from up-front payments under our collaboration agreements related to license grants or up-front

Notes to the Financial Statements	30

funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as financial income, financial expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise changes in the share capital of the Parent Company and related costs as well as the raising and repayment of loans and installments on interest-bearing debt. Cash flows from financing activities also include lease payments made on assets held under finance leases.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share (EPS) is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards and Interpretations Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards and interpretations, which have not yet become effective. Therefore, these new standards and interpretations have not been incorporated in these consolidated financial statements or the parent financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

Notes to the Financial Statements	31

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is expected to be effective for annual periods beginning on or after January 1, 2018. The standard awaits EU Endorsement. We do not believe that the application of IFRS 9 in the future will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities, but the final conclusion on this awaits a more detailed review of the standard.

•	In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard awaits EU Endorsement. The initial effective date was January 1, 2017, but in September 2015, the IASB deferred the effective date to January 1, 2018. We do not believe that the application of IFRS 15 in the future will have a material impact on amounts reported in respect of the Company’s revenues, but the final conclusion on this awaits a more detailed review of the standard.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The standard awaits EU Endorsement. The new standard will be effective for annual periods beginning on or after January 1, 2019. We believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that would currently not be recognized under the current standard, as they are classified as operating lease arrangements.

Note 3 - Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated and separate financial statements.

Revenue Recognition

IAS 18, “Revenues” prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to our research and development and commercialization agreements requires judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. We generate

Notes to the Financial Statements	32

revenue from collaboration agreements which typically involve multiple elements, including licenses to our technology, transfer of patents, participation in joint development projects with our collaboration partners, and other services in various areas related to the development of new products. As part of evaluating the criteria for revenue recognition, we consider the separability of the individual deliverables in the collaboration agreements and potential allocation of the total consideration received to the individual elements of the agreement. Further, if any up-front elements are considered inseparable from a following development period, the appropriate allocation of an up-front payment over time needs to be determined.

We evaluate all of our revenue generating transactions to ensure recognition in accordance with IFRS.

We have not signed any new collaboration agreements with external partners in 2015 or 2014.

In 2013, we signed an exclusive license agreement with Genentech within the field of ophthalmology. The agreement included an up-front payment and funding of research and development activities and entitles us to receive future development milestone payments and royalties on sales of licensed products. As the license granted to Genentech was interrelated to the agreed research and development activities, the deliverables were inseparable under IAS 18 and, accordingly, the up-front payment was recognized as deferred income to be recognized as revenue over the agreed research and development period.

In total, we had €3.1 million in deferred income as of December 31, 2015 compared to €7.9 million as of December 31, 2014.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs as described in Note 6, which are accounted for under IFRS 2.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €1.7 million was recognized as share-based payment in the consolidated financial statements for 2015 compared to €1.3 million for 2014.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the balance sheet if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Notes to the Financial Statements	33

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, our collaborations are not considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2015 or 2014. The carrying amount of goodwill at December 31, 2015 and 2014 was €3.5 million. See note 9 for further details.

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period. We have concluded that the useful lives applied for 2015, 2014 and 2013 are appropriate.

Receivables from Group Enterprises

In the financial statements of the Parent Company, receivables from three Group enterprises totals €50.9 million as per December 31, 2015 compared to a receivable from one Group enterprise of €14.2 million as per December 31, 2014. The specific Group enterprises have not yet generated revenues and there may be a risk that they will not generate sufficient funds to repay such balances. If the actual cash flows in the particular Group enterprises are not sufficient, a material provision for bad debt may be required, with a negative impact on the Parent Company’s results.

Notes to the Financial Statements	34

We have not identified any indications that the Group enterprises will not be able to generate future cash flows to repay the outstanding balance and, accordingly, no provision for bad debt has been recognized as per December 31, 2015.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated or separate financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Notes to the Financial Statements	35

Note 4 - Revenue

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Revenue from the rendering of services	3,192	6,074	7,585	10,053
License income	4,926	7,909	200	3,079

Total revenue	8,118	13,983	7,785	13,132

Revenue from external customers (geographical)
USA	7,350	11,024	—	3,180
Germany	487	2,959	487	2,959
Switzerland	281	—	—	—
Denmark	—	—	7.298	6,993

Total revenue	8,118	13,983	7,785	13,132

Note 5 - Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4 and the information regarding major customers included below.

In the consolidated financial statements for 2015, one single customer account for more than 10% of total revenue. The revenue from this customer amounts to €7.4 million (91%).

In the consolidated financial statements for 2014, three single customers each account for more than 10% of total revenue. The revenue from each customer amounts to €7.8 million (56%); €3.2 million (23%); and €3.0 million (21%), respectively.

Notes to the Financial Statements	36

Note 6 – Staff Cost

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Wages and salaries	9,211	6,758	4,143	2,814
Share-based payment	1,713	1,274	1,108	499
Pension costs	42	38	—	—
Social security costs	697	501	15	11

Total salary expenses	11,663	8,572	5,266	3,324

Compensation to Key Management Personnel
Wages and salaries	1,397	866	1,397	866
Share-based payment	508	582	508	582
Social security costs	74	61	74	61

Total compensation to Key Management Personnel	1,979	1,509	1,979	1,509

Average number of employees	63	53	19	13

Out of the total compensation to key management personnel, €334 thousand (2014: €91 thousand) related to the board of directors and €1,645 thousand (2014: €1,418 thousand) related to the executive management. Out of the share-based payment to key management personnel, under the warrant programs described below, €108 thousand (2014: €64 thousand) related to the board of directors and €400 thousand (2014: €518 thousand) related to the executive management.

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2015, 4,042,312 warrants had been granted, of which 19,580 warrrants have been cancelled, 1,292,462 warrants have been exercised, 2,168 warrants have expired without being exercised, and 112,199 warrants have been forfeited. As of December 31, 2015, our board of directors was authorized to grant up to 3,977,092 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices of outstanding warrants under our warrant programs are approximately €6.48, €8.00, and €15.68 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Financial Statements	37

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2015.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrantholder has given us good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 1,054,958 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification - or if such notification is not published - the annual report, and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 538,037 outstanding warrants granted in connection with our preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification - or if such notification is not published - the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 1,022,908 warrants granted on December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Notes to the Financial Statements	38

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. As outlined in Note 2, the effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2013	2,124,300	5.16

Granted during the year	895,104	7.04
Exercised during the year	—	—
Forfeited during the year	(19,580)	7.91
Expired during the year	—	—

Outstanding at December 31, 2014	2,999,824	5.70

Granted during the year	1,022,908	15.68
Exercised during the year	(1,292,462)	3.34
Forfeited during the year	(112,199)	7.65
Expired during the year	(2,168)	3.06

Outstanding at December 31, 2015	2,615,903	10.69

Vested at the balance sheet date	864,623	7.74

As of December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69. 864,623 of these warrants had vested as of December 31, 2015. For comparison, as of December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70. 1,710,411 of these warrants had vested as of December 31, 2014 with a weighted average exercise price of €4.47.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted

Notes to the Financial Statements	39

average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model for warrant grants in 2015 and 2014:

	2015	2014
Expected volatility	61 - 63%	67 - 68%
Risk-free interest rate	0.25 - 0.45%	0.15 -1.32%
Expected life of warrants (years)	5.05 - 7.05	4.57 - 6.94
Weighted average calculated share price	EUR 15.67	EUR 6.48 - 8.00
Fair value of warrants granted in the year	EUR 8.02 - 9.45	EUR 6.48 -7.82

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Research and development costs	718	327	292	118
General and administrative expenses	995	947	816	381

Total warrant compensation costs	1,713	1,274	1,108	499

granted.

Value of Outstanding Warrants

For the year ended December 31, 2015, the aggregate fair value of outstanding warrants has been calculated at €33.0 million using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	665,188	8.00	91-92
Granted in March, June, September and December	2013	137,349	8.00	91-92
Granted in January, March, June and November	2014	790,458	7.04	92-93
Granted in December	2015	1,022,908	15.68	119-120

Outstanding at December 31, 2015		2,615,903	10.69	102-103

Vested at the balance sheet date		864,623	7.74

Notes to the Financial Statements	40

For comparison, at December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of €5.70 and weighted average life of 53 to 79 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in September	2008	623,880	2.65	20-21
Granted in March and December	2009	501,596	2.65	20-21
Granted in December	2011	56,168	8.00	20-21
Granted in October and December	2012	756,604	8.00	20-117
Granted in March, June, September and December	2013	166,472	8.00	115-117
Granted in January, March, June and November	2014	895,104	7.04	115-117

Outstanding at December 31, 2014		2,999,824	5.70	53-79

Vested at the balance sheet date		1,710,411	4.47

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Interest income	13	—	12	—
Interest income from group enterprises	—	—	849	266

Total interest income	13	—	861	266
Exchange rate gains	11,035	1,877	10,669	1,619
	13

Total finance income	11,048	1,877	11,530	1,885

Interest expenses to group enterprises	—	—	(261)	(284)
Other interest expenses	(6)	(16)	(2)	—

Total interest expenses	(6)	(16)	(263)	(284)
Exchange rate losses	(2,791)	(212)	(2,629)	(134)

Total finance expenses	(2,797)	(228)	(2,892)	(418)

Notes to the Financial Statements	41

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(652)	(682)	(801)	(823)
Change of deferred tax	—	—	—	—
	13

	(652)	(682)	(801)	(823)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(33,574)	(10,340)	(6,941)	(2,510)
Tax at the Danish corporation tax rate of 23.5%	(7,890)	(2,533)	(1,631)	(615)

Tax effect of:
Non-deductible costs	359	378	359	375
Additional tax deductions	(703)	—	(703)	—
Tax credit	787	823	787	823
Other effects	(330)	483	(821)	(1,475)
Change in unrecognized deferred tax asset	7,125	167	1,208	70

Tax on profit/(loss) for the year	(652)	(682)	(801)	(823)

Unrecognized deferred tax asset:
Tax deductible losses	(13,404)	(5,261)	(1,641)	(440)
Deferred income	(725)	(1,835)	(49)	(94)
Other temporary differences	5	97	(19)	33

Unrecognized deferred tax asset	(14,124)	(6,999)	(1,709)	(501)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2015, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.8 million, compared to €0.8 million for the year ended December 31, 2014.

Notes to the Financial Statements	42

Note 9 – Intangible Assets

	Consolidated	Parent
	Goodwill	Acquired Intellectual Property Rights
	(EUR’000)
Cost:
At January 1, 2014	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2014	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2015	3,495	1,326

Accumulated amortization:
At January 1, 2014	—	(574)
Amortization charge	—	(188)

December 31, 2014	—	(762)
Amortization charge	—	(188)

At December 31, 2015	—	(950)

Carrying amount:
At December 31, 2015	3,495	376

At December 31, 2014	3,495	564

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Amortization charges are recognized as:
Research and development costs	—	—	(188)	(188)

Total amortization charges	—	—	(188)	(188)

Notes to the Financial Statements	43

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Group’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company, but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Goodwill is tested for impairment on a yearly basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Notes to the Financial Statements	44

Note 10 – Property, Plant and Equipment

	Consolidated			Parent
	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Plant and Machinery	Other Equipment
	(EUR’000)
Cost:
At January 1, 2014	2,896	737	417	73	53
Additions	194	90	121	—	6
Disposals	—	—	—	—	—
December 31, 2014	3,090	827	538	73	59

Additions	603	400	36	—	255
Disposals	—	—	—	—	—

At December 31, 2015	3,693	1,227	574	73	314

Accumulated depreciation:
At January 1, 2014	(1,566)	(404)	(107)	(67)	(47)
Depreciation charge	(334)	(124)	(46)	(6)	(4)

December 31, 2014	(1,900)	(528)	(153)	(73)	(51)
Depreciation charge	(384)	(118)	(56)	—	(5)

At December 31, 2015	(2,284)	(646)	(209)	(73)	(56)

Carrying amount:
At December 31, 2015	1,409	581	365	—	258

At December 31, 2014	1,190	299	385	—	8

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(550)	(500)	(1)	(6)
General and administrative expenses	(8)	(4)	(4)	(4)

Total depreciation charges	(558)	(504)	(5)	(10)

Notes to the Financial Statements	45

Note 11 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Inc.	US	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma, Osteoarthritis Division A/S	Denmark	100%
Ascendis Pharma, Circulatory Diseases Division A/S	Denmark	100%

	Parent
	2015	2014
	(EUR’000)
Cost at January 1	9,345	8,570
Share-based compensation for Group enterprises	605	775

Cost at December 31	9,950	9,345

Note 12 – Share Capital

The share capital of Ascendis Pharma A/S consists of 25,128,242 shares at a nominal value of DKK 1, all in the same class.

The number of shares of Ascendis Pharma A/S are as follows:

	2015	2014	2013	2012	2011
Changes in share capital
Beginning of year	16,935,780	10,801,948	10,801,948	10,801,948	10,105,560
Increase through cash contribution	8,192,462	6,133,832	—	—	—
Increase through conversion of debt	—	—	—	—	696,388

End of year	25,128,242	16,935,780	10,801,948	10,801,948	10,801,948

Note 13 – Other Reserves

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.

Notes to the Financial Statements	46

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6.

	Consolidated			Parent
	Foreign currency translation reserve	Share- based payment reserve	Total	Foreign currency translation reserve	Share- based payment reserve	Total
	(EUR’000)
At January 1, 2014	(57)	2,776	2,719	(53)	2,776	2,723
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)	—	—	—
Share-based payment	—	1,274	1,274	—	1,274	1,274

December 31, 2014	(71)	4,050	3,979	(53)	4,050	3,997
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)	—	—	—
Share-based payment	—	1,713	1,713	—	1,713	1,713

At December 31, 2015	(85)	5,763	5,678	(53)	5,763	5,710

Note 14 – Deferred Income

We enter into collaboration agreements which are considered to include multiple elements for revenue recognition purposes. Typically, the collaboration agreements include patent transfers, licenses to our technology platform, development activities and other services related to the development of new products. The elements included in the collaboration agreements typically are inseparable and the payments received from the collaboration partners do not necessarily match the individual deliverables with respect to timing and amount. Accounting for such revenue generating transactions under IAS 18 requires that any consideration received before satisfaction of all criteria for revenue recognition be recognized as deferred income in the balance sheet and recognized as revenue in the statement of profit or loss as the criteria for revenue recognition are satisfied.

Note 15 – Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Within 1 year	971	641	419	173
Within 1 to 5 years	1,930	434	1,657	—
After 5 years	767	—	767	—

Total commitments held under operating leases	3,668	1,075	2,843	173

Notes to the Financial Statements	47

Total consolidated expenses under operating leases were €904 thousand and €765 thousand for the financial years ended December 31, 2015 and 2014, respectively. For the parent company, total expenses under operating leases were €270 thousand and €184 thousand for the financial years ended December 31, 2015 and 2014, respectively.

Other Purchase Obligations

As of December 31, 2015, we had €2.4 million in committed minimum purchase under agreements with suppliers of goods.

Letter of Support

The Parent Company has provided letters of support to its three wholly-owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma, Osteoarthritis Division A/S and Ascendis Pharma, Circulatory Diseases Division A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until April 30, 2017. Ascendis Pharma Endocrinology Division A/S reported a negative equity of €44.3 million as per December 31, 2015, Ascendis Pharma, Osteoarthritis Division A/S reported a negative equity of €1.9 million as per December 31, 2015, and Ascendis Pharma, Circulatory Diseases Division A/S, reported a negative equity of 3.2 million. Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Note 16 – Financial Risk Management and Financial Instruments

Capital Management

We manage our capital to ensure that all group entities will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As the Group does not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk.

Notes to the Financial Statements	48

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Market Risk

Our activities primarily expose our Group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

We undertake transactions denominated in foreign currencies and, consequently, have exposures to exchange rate fluctuations. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

The carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	Consolidated		Parent
	2015	2014	2015	2014
Danish Kroner (DKK)	2,566	1,763	(16)	(196)
US Dollars (USD)	67,068	47,302	62,818	46,409
Euro (EUR)	46,558	(427)	86,171	4,807
British Pound (GBP)	2,641	(36)	2,571	(20)
Other	(1,282)	(256)	(60)	50

	117,551	48,346	151,484	51,050

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars, or USD, British Pound, or GBP, and Danish Kroner, or DKK. There is an official target zone of 4.5% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in the EUR against the USD and the GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. The sensitivity analysis includes external payables and receivables as well as balances held in foreign currencies. A positive number indicates an increase in profit before tax or equity where the USD strengthens 10% against the EUR. For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Profit or loss before tax	6,707	4,730	6,282	4,641
Equity	6,707	4,730	6,282	4,641

Notes to the Financial Statements	49

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Profit or loss before tax	264	(4)	257	(2)
Equity	264	(4)	257	(2)

We believe the sensitivity analysis is representative for the inherent foreign exchange risk associated with our operations.

Interest Rate Risk Management

We are not directly exposed to interest rate risk because our capital structure contains no interest bearing debt. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. Accordingly, we have made no provision for doubtful accounts.

The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with our Board of Directors. We manage liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Note 17 – Related Party Transactions

Our major shareholders, the Board of Directors and the members of our senior management are considered to be related parties as they can exercise a significant influence on our operations. Related parties also include undertakings in which such individuals have significant interests. Additionally, all our group enterprises are considered related parties.

Notes to the Financial Statements	50

We have entered into employment agreements with, and issued warrants to, the members of our senior management and our independent board of directors. In additions, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors.

Apart from equity transactions and remuneration to the Company’s Board of Directors and senior management as specified in Note 6, the following transactions took place between the Group and its related parties during the financial year:

	Consolidated		Parent
	2015	2014	2015	2014
	(EUR’000)
Group enterprises:
Sale of services	—	—	7,869	7,400
Grant of licenses	—	—	—	150
Transfer of intangible rights	—	—	(100)	(100)
Purchase of services	—	—	(10,971)	(8,098)
Interest income	—	—	849	265
Interest expense	—	—	(261)	(283)

Total Group enterprises	—	—	(2,614)	(666)

Outstanding balances with our Group enterprises carry interest. No repayment schedules have been negotiated.

In February 2015, we completed our initial public offering of ADSs at a price of $18 per share, raising $124.2 million before expenses and underwriting commissions. Certain of our existing institutional investors, including investors affiliated with certain of our board members, purchased an aggregate of 1,814,818 ADSs (or approximately $32.7 million) in the offering at the initial public offering price on the same terms as the ADSs sold to the public generally.

The following table sets forth the number of ADSs purchased by our related parties in our initial public offering:

Shareholder	Number of ADSs
Sofinnova Capital V FCPR(1)	185,186
Sofinnova Venture Partners IX, L.P.(2)	222,223
OrbiMed Private Investments V, L.P.	222,223
Entities affiliated with Vivo Ventures(3)	185,186

(1)	Rafaèle Tordjman, M.D., Ph.D., a member of our board of directors, is a managing partner of Sofinnova Partners.
(2)	James I. Healy, M.D., Ph.D., a member of our board of directors, is a general partner of Sofinnova Ventures.
(3)	Albert Cha, M.D., Ph.D., a member of our board of directors, is a managing partner of Vivo Capital.

Notes to the Financial Statements	51

We entered into a registration rights agreement in November 2014 with certain holders of our ordinary shares, including Sofinnova Capital V FCPR, Sofinnova Venture Partners IX, L.P., OrbiMed Private Investments V, L.P. and entities affiliated with Vivo Ventures. In December 2015, we entered into an amendment to this registration rights agreement, which provided that such registration rights will also apply to securities held by certain shareholders pursuant to our previously outstanding Preference C shares.

We entered into a registration rights agreement in December 2015 with certain entities affiliated with FMR LLC in connection with their purchase on December 14, 2015 of an aggregate of 1.0 million ADSs representing our ordinary shares. Pursuant to this agreement, we agreed to timely register such shares with the SEC subject to certain conditions.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Board of Directors, our senior management or the major shareholders, or undertakings in which the identified related parties have significant interests.

Note 18 – Ownership

The following persons, or groups of affiliated persons are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Sofinnova Capital V FCPR, France

•	Gilde Healthcare II Sub-Holding B.V., The Netherlands

•	Zweite TechnoStart Ventures Fonds GmbH & Co. KG i.L., Germany

•	Sofinnova Venture Partners IX, L.P., USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with Vivo Ventures, USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Visium Balanced Master Fund, Ltd., Cayman Island

•	Entities affiliated with FMR LLC, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 19 – Subsequent Events

No events have occurred after the balance sheet date that would influence the evaluation of these consolidated or separate financial statements.